CONFIDENTIAL TREATMENT REQUESTED

BY ACTIVIDENTITY CORPORATION:  ACTI-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

March 25, 2010

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Attention:	Stephen G. Krikorian
Tamara J. Tangen
Michael F. Johnson
Maryse Mills-Apenteng

	Re:	ActivIdentity Corporation
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 14, 2009, Amended January 28, 2010
Form 10-Q for the Quarterly Period Ended December 31, 2009
File No. 001-34137

Ladies and Gentlemen:

ActivIdentity Corporation (the “Company”) is providing this response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 26, 2010 (the “Staff Letter”), relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and the Quarterly Report on Form 10-Q (the “Form 10-Q”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials.  The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter. In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 1.  Business

Customers, page 6

1.             We note your disclosure in the risk factor on page 12 indicating that a substantial portion of your total product revenue is generated from the governmental sector.  Specifically, you state that in fiscal 2009, 2008, and 2007 worldwide government business accounted for approximately 19%, 20%, and 27%, respectively, of total product revenue.  Given this, please include a description of any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government.  Refer to Item 101(c)(1)(ix) of Regulation S-K.

Response: The Company has considered the guidance in 101(c)(1)(ix) of Regulation S-K.  The Company supplementally advises the Staff that the Company’s government contracts do not consist of cost-plus arrangements and are not subject to renegotiation of profits. With respect to the maintenance or other professional services arrangements in the Company’s government contracts, the Company believes the termination clause that exists within the government contracts pose no greater inherent risk than or are significantly different than the termination clause in the Company’s non-government customer contracts, and does not have rights of refunds of prior fees paid. Therefore, the Company advises the Staff that it believes the Company’s current disclosure sufficiently describes such.

2.             In addition, we note that you have significant concentration in your customer accounts receivables.  Specifically, we note that two customers accounted for 30% of your accounts receivables for fiscal year 2009.  Please tell us what consideration you gave to including a discussion of your accounts receivables here or in the Risk Factors section.

Response: In the Company’s future filings, beginning with its quarterly report on Form 10-Q (the “March Form 10-Q”) for the period ending March 31, 2010, the Company will disclose concentration of credit risk as suggested to include a discussion of the significant concentration in our customer accounts receivables.

Similar disclosure in Item 1: Business section for fiscal 2009 would read as follows (additional text is underlined):

Customers

Our customers include primarily large-scale organizations in the technology, government, manufacturing, banking and financial services industries.

For fiscal 2009 and 2008, Novell accounted for more than 10% of our total revenue. In fiscal 2007, Novell and Electronic Data Systems (EDS) accounted for more than 10% of our total revenue.

At September 30, 2009, our two largest customer receivable balances accounted for an aggregate of 30% of total accounts receivable and at September 30, 2008, our largest customer receivable balance accounted for 11% of total accounts receivable. We extend credit to these customers, and management believes that the receivable balances from these large customers are collectible based on our assessment of their creditworthiness, account aging and past collection experience. However, these customers represent a significant exposure if one or more of them were unable to pay.

We will also expand one of our risk factors on concentration of our customer base as follows (additional text is underlined):

Our operating results would be adversely affected if any of the following events occur:

• The loss of the above or other significant customers;

• The failure of our significant customers to pay us due to their financial difficulties or for any other reason;

• The failure of any of our significant channel partners to renew their contracts upon expiration, or the termination by these partners of their contracts;

• The divestiture of products or product lines, which would cause the loss of that revenue; or

• Delays in orders from governmental agencies.

Intellectual Property, page 8

3.             We note that you rely primarily on patents to protect your intellectual property and that you have been issued numerous patents (approximately 100 issued and another 100 pending) in the U.S. and abroad.  Please tell us whether you are materially dependent on one or more of these patents and, if so, discuss their importance and duration.  See Item 101(c)(1)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that it is not materially dependent on any one or more of its patents and relies on many means to protect its intellectual property, including trade secrets and patent protection.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business View

Financial Performance Indicators, pages 25 and 26

4.             We note that in assessing financial performance and in its decision making processes, management uses a variety of financial performance indicators.  Among the indicators you have identified are the probabilities of future transactions in the open deal pipeline, trends in deferred revenue and maintenance renewal contracts.  Tell us what consideration was given to discussing each of these performance indicators within this section.  As an example, we note that excluding a single significant renewal prior to September 30, 2009, deferred revenue appears to have declined by approximately 5%.  While your disclosures have identified invoice timing as the reason for the increase in the deferred revenue, please tell us the reason, when this renewal is excluded, for the decline in deferred revenue in fiscal 2009.  Further, tell us the number of maintenance contracts outstanding at the end of each of the fiscal years presented and the company’s actual historical renewal rates.  Tell us what consideration you have given to disclosing more specifically any trends or uncertainties indicated by these performance indicators.  For example, we note your reference to a “growing installed customer base” in describing the increase in fiscal 2008 service revenue but the decline in service revenue in fiscal 2009 is attributed to a change in classification of revenue with no reference to any change in your installed customer base.  Refer to “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Release No. 34-48960; FRR-7261.

Response: In response to the Staff’s comment regarding consideration of including discussion of each of the performance indicators in the Business View section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Company advises the Staff that each of these indicators are one of many indicators management analyzes and these are not the primary indicators used in assessing financial performance and in its decision making process. The primary financial performance indicators are reported revenue and deferred revenue, both of which are discussed in detail in the Form 10-K.

In response to the Staff’s comment regarding the reason for the decline in deferred revenue in the fiscal year ended September 30, 2009 (“fiscal 2009”) when one significant renewal is excluded, the Company advises the Staff that deferred revenue increased by a total of $1.6 million in the fiscal year ended September 30, 2009 (“fiscal 2009”) as compared to the fiscal year ended September 30, 2008 (“fiscal 2008”). The total increase of $1.6 million was primarily due to the timing of closing one significant contract towards the end of fiscal 2009. Although the total contract size for this transaction was $2.0 million, $0.5 million of revenue was recognized in fiscal 2009.  As a result, only $1.5 million remained as deferred revenue as of September 30, 2009.  Therefore, in the absence of this contract, deferred revenue increased only slightly by $100,000 in fiscal 2009.

[***]

In response to the Staff’s comment regarding consideration of disclosing more specifically any trends or uncertainties indicated by the performance indicators, the Company supplementally advises the Staff that these performance indicators have not depicted any meaningful long term trends or any uncertainties as management analyzes these indicators for only short-term visibility and performance purposes. In the Company’s future filings, beginning with the March Form 10-Q, the Company will discuss any known trends or uncertainties that the Company reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

Results of Operations

Software Revenue, page 27

5.             We note that a portion of the increase in fiscal 2009 revenue was related to a change in a licensing agreement with Novel that resulted “in an increase in software revenue and a decrease in service revenue.”  We also note your discussion of the significance of this agreement to your revenue on pages 68 and 69.  Please tell us the specific nature of the modifications made to this arrangement and quantify the impact on both the presentation of revenue in fiscal 2008 and whether there was any change in the pattern (acceleration or deceleration) in the recognition of revenue as a result of the modification in fiscal 2009 and in future periods.  Refer to the authoritative literature that supports your positions for changes in presentation and accounting.

Response: [***]

Operating Expenses

6.             We note that a portion of the change in general and administration expenses during fiscal 2009 was a result of a change in the manner that executive officer and board of directors’ costs were allocated.  It does not appear that the same amounts were reclassified for the other periods presented.  Please quantify the reallocations and identify the line items from which the amounts were reclassified and what consideration you gave to presenting the prior periods in a manner consistent with the current year presentation.

Response: The Company advises the Staff that the reallocations and the items which were affected are as follows (amounts in thousands):

RE-ALLOCATION IMPACT

	FY09	% of Line item	% of Total Opex	FY08	% of Line item	% of Total Opex	FY07	% of Line item	% of Total Opex
Operating Expenses:
Sales and marketing	(573)	-3%	-1%	(1,097)	-4%	-1%	(962)	-4%	-2%
Research and development	(916)	-6%	-2%	(1,290)	-7%	-2%	(1,200)	-6%	-2%
General and administration	1,578	12%	3%	2,438	21%	3%	2,207	18%	4%

Total Impact on Operating expenses	89	0%	0%	52	0%	0%	44	0%	0%

Cost of Sales:
Service	(89)	0%		(52)	0%		(44)	0%

Total Impact on Cost of Sales	(89)	0%		(52)	0%		(44)	0%

The Company supplementally advises the Staff that the amounts for fiscal 2008 and fiscal 2007 were not reclassified to conform to the fiscal 2009 presentation as the impact of reclassification on the overall financial statement presentation and trends in operating expenses during the three year period was insignificant.

Form 10-K/A for the Fiscal Year Ended September 30, 2009

Item 11.  Executive Compensation

Compensation Discussion and Analysis, page 8

General

7.             We note that you have included executive compensation information for your principal executive and financial officers and two additional executive officers as well as one other person who served as President and Chief of Engineering.  Although this is consistent with your disclosure pursuant to Item 401(b) of Regulation S-K, the executive profiles page of your website suggests that you may have additional executive officers.  The term “executive officer” includes any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or any officer or person who performs a policy making function.

See Exchange Act Rule 3b-7, applicable through Instruction 2 to Item 402(a)(3) of Regulation S-K.  Please explain why you have not provided executive compensation disclosure for a third executive officer, or amend your disclosure, as appropriate.

Response: The Company respectfully advises the Staff that it has reviewed the definition of executive officer as set forth in Rule 3b-7 of the Exchange Act and the Company’s board of directors has determined that no additional officers of the Company meet the definition of an executive officer.  Therefore, the Company’s disclosure in the Form 10-K regarding its Named Executive Officers complies with the requirements of Item 402(a)(3) of Regulation S-K.

8.             We note the Compensation Committee generally aims to compensate your executives at or near the 50th percentile.  Clarify where actual annual cash bonus payments and equity awards fell within targeted parameters.

Response: The Company advises the Staff that although the Compensation Committee generally aims to set the base salaries of its executives at or near the 50th percentile for base salaries among its peer companies, the Compensation Committee does not necessarily fix other forms of compensation to that standard.

The Company supplementally advises the Staff that while the Compensation Committee has one of its goals in setting the base salaries of its executives at or near the 50th percentile, this is just a guideline and the Compensation Committee also considers other factors in setting the base salaries of its executives.  Mr. Evans’ base salary in fiscal 2009 was at the 50th percentile of the industry peer group, while the base salary paid to Mr. Kerrest in fiscal 2009 was above 75th percentile of the industry peer group primarily because of his level of responsibility and experience in the position. Each other Named Executive Officer received fiscal 2009 base salary compensation of approximately the 25th percentile of the industry peer group.

The Company does not receive information from its compensation consultant or any third parties regarding the industry peer group percentages for bonuses or on an aggregate compensation basis.  As a result, the Company has not provided comparative information for its Named Executive Officers.

In future filings, the Company intends to clarify that the 50th percentile objective relates to base salary and to provide information regarding the respective Named Executive Officers versus the industry peer group percentiles.

Elements of Executive Officer Compensation

Annual Cash Bonuses, page 11

9.             Please expand your discussion to provide a more detailed analysis of how annual cash bonuses were determined, for each of the named executive officers, the extent to which performance targets, both financial and personal, were or were not met, how they were weighted for fiscal 2009 and how determinations regarding performance resulted in actual payout amounts.  In addition, include a representation that you will include similar disclosure in future filings, as applicable.

Response: In the Company’s future filings, beginning with its annual report on Form 10-K (the “2010 Form 10-K”) for the period ending September 30, 2010, the Company will expand its discussion to include a detailed discussion of how its annual cash bonuses to its Named Executive Officers were determined, including the extent to which performance targets were and were not met and the actual payout amounts.  Disclosure about target and actual annual cash bonus levels for the Named Executive Officers in fiscal 2009 would be as follows:

	Target Bonus	Maximum Bonus	Actual Bonus
	Percent of Base	Percent of Base	Percent of Base
Name	Annual Salary	Annual Salary	Annual Salary
Grant Evans	80%	144%	75%
Jacques Kerrest	65%	117%	61%
Michael Sotnick	100%	180%	95%
John Boyer	30%	51%	28%

10.          You state that the financial objectives on which bonus payments were made were based in part on adjusted EBITDA, which you define on page 11 as earnings before interest, taxes, depreciation and amortization with some internal adjustments for stock-based compensation expenses and severance costs.  Please tell us bow you used your audited financial statements to calculate adjusted EBITDA for fiscal 2009.  Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that it computes adjusted EBITDA, a non-GAAP financial measure, which is calculated using data contained in the Company’s financial statements as prepared in accordance with GAAP. For the Company’s semi-annual bonus payout, it uses financial statements as reviewed by the independent public accountants and then any necessary adjustments are made to the year end bonuses to reflect changes in adjusted EBITDA due to using the audited financial statements.

Adjusted EBITDA for fiscal 2009 was calculated using the following formula:

	Information obtained from	Amount (in 000’s)
Loss from operations	Statements of Operations	$(7,191)
Add: Depreciation and amortization of fixed assets	Statements of Cash Flows	1,243
Amortization of acquired developed technology and patent	Statements of Cash Flows	2,168
Amortization of acquired intangible assets	Statements of Cash Flows	140
Stock-based compensation expense	Statements of Cash Flows	3,074
Severance expense	Management’s Discussion & Analysis of Financial Condition and Results of Operations	2,841
		$2,275

In addition, the Company supplementally refers the Staff to the similar disclosure the Company has provided in it’s press release dated November 19, 2009 filed on a Form 8-K:

A reconciliation of Adjusted EBITDA to operating income from continuing operations is presented below (Amounts in thousands).

	Three Months Ended			Twelve Months Ended
	30-Sep	30-Jun	30-Sep	30-Sep	30-Sep
	2009	2009	2008	2009	2008
Operating income (loss)	$(1,335)	$(1,069)	$(4,539)	$(7,191)	$(56,482)
Add back depreciation expense	270	282	342	1,243	1,566
Add back amortization expense	406	634	634	2,308	2,545
Add back stock compensation expense	922	521	747	3,074	2,874
Add back severance expense	199	502	818	2,841	2,716
Add back impairment related expense	—	—	—	—	35,874
Adjusted EBITDA	$462	$870	$(1,998)	$2,275	$(10,907)

Grants of Plan-Based Awards, page 16

11.          We note that although you appropriately included non-equity incentive plan compensation in column (g) of the summary compensation table, you did not provide related disclosure in the Grants of Plan-Based Awards Table.  Please note that the grant of an award under a non-equity incentive plan should be disclosed in the supplemental Grants of Plan-Based Awards Table in the year of grant.  Please refer to SEC Release No. 33-*8732A.  Please confirm your understanding and provide disclosure accordingly in future filings or tell us why you believe this disclosure is not required.

Response: In the Company’s future filings, beginning with the 2010 Form 10-K, the Company will provide required non-equity incentive plan disclosures in the Grants of Plan-Based Awards Table in accordance with SEC Release No. 33-8732A.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds, page 32

12.          Disclose the aggregate offering price of the securities sold on or around December 14, 2009.  Refer to Item 701(c) of Regulation S-K.

Response: The Company advises the Staff that the unregistered securities listed under Item 2 of the Form 10-Q filed on February 9, 2010 were issued in connection with the acquisition of CoreStreet, Ltd. on December 14, 2009.  The Company supplementally advises the Staff that in accordance with Item 701(c) of Regulation S-K the aggregate offering price of the unregistered securities to be issued in connection with the acquisition of CoreStreet was $5.0 million, or $2.27 per share.  The warrants to purchase one million shares of the Company’s common stock issued with a per share exercise price of $4.25 were valued at $0.4 million and the warrants to purchase one million shares of the Company’s common stock issued with a per share exercise price of $5.00 were valued at $0.4 million. The Company intends to provide revised disclosure in the March Form 10-Q with respect to the foregoing.

Other Matters

As requested by the Staff Letter, please note that the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Julia Reigel of Wilson Sonsini Goodrich & Rosati (650-320-4509) or me (510-574-1792).  In addition, please provide a facsimile of any additional comments you may have to the attention of Ms. Reigel at (650-493-6811) and me at (510-574-0101).  Thank you for your assistance.

Sincerely,

ActivIdentity Corporation

		By:	/s/ Jacques Kerrest
Jacques Kerrest
Chief Financial Officer

cc:	Douglas H. Collom, Esq.
Julia Reigel, Esq.
James Frankola, Audit Committee Chairman